UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SFP Holdings Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

create restaurants holdings inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

8F Hagiwara Daini Bldg., 2-24-7, Tamagawa

Setagaya-ku, Tokyo 158-0094, Japan

+81-44-750-7154

Attn: Akihiro Kimura, Managing Director

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	Description
1.1	English translation of joint notice of create restaurants holdings inc. and SFP Holdings Co., Ltd. entitled “Notice Concerning Conclusion of Merger Agreement between create restaurants holdings inc. and SFP Holdings Co., Ltd.” dated April 14, 2026.

Item 2. Informational Legends

The required legend is prominently included in the document referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description
2.1	English translation of Notice of create restaurants holdings inc. entitled “Summary of Business Results for the Year Ending February 28, 2026 [IFRS] (Consolidated)” dated April 14, 2026.

2.2	English translation of Notice of SFP Holdings Co., Ltd. entitled “Consolidated Financial Results for the Fiscal Year Ended February 28, 2026 (Under Japanese GAAP)” dated April 14, 2026.

2.3	English translation of Notice of SFP Holdings Co., Ltd. entitled “February 2026 Notice on differences between the projected and actual results for the full year” dated April 14, 2026.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X filed concurrently with the Commission on April 14, 2026.

(2)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

create restaurant holdings inc.

/s/ Hitoshi Ono
Name:	Hitoshi Ono a/k/a Hitoshi Ohno
Title:	Managing Director

Date: April 14, 2026